Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

August 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gus Rodriguez
Sondra Snyder
Timothy S. Levenberg
Irene Barberena-Meissner

Re:	AfterNext HealthTech Acquisition Corp. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-257815)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of AfterNext HealthTech Acquisition Corp. that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Washington D.C. time, on August 11, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will distribute to each underwriter, dealer or institution who is reasonably anticipated to participate in the offering as many copies of the preliminary prospectus dated July 29, 2021 as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
Name: Olympia McNerney
Title: Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ravi Raghunathan
Name: Ravi Raghunathan
Title: Managing Director

By:	/s/ Brandon Sun
Name: Brandon Sun
Title: Director

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

[Signature Page to Acceleration Request]